UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 4)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Stemline Therapeutics, Inc.

(Name of Subject Company)

Stemline Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85858C107

(CUSIP Number of Class of Securities)

Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
750 Lexington Avenue
Eleventh Floor
New York, New York 10022
(646) 502-2311

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson	Matthew Mamak
Faiz Ahmad	Alston & Bird LLP
Skadden, Arps, Slate, Meagher & Flom LLP	90 Park Avenue
500 Boylston Street, 23rd Floor	New York, New York 10016
Boston, Massachusetts 02116	(212) 210-1256
(617) 573-4800

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Stemline Therapeutics, Inc. (“Stemline”) with the Securities and Exchange Commission (the “SEC”) on May 12, 2020, relating to the tender offer by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany (“Parent”), and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. (“Menarini”), a company formed under the laws of Italy, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Stemline for (i) $11.50 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share as set forth in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Parent, Purchaser and Menarini with the SEC on May 12, 2020 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8.   ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Item 8. Additional Information—Legal Proceedings” on page 56 of this Schedule 14D-9 and replacing it with the following paragraphs:

On May 13, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Shiva Stein v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-30716. On May 15, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Don Johnston v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-03804 (the “Johnston Complaint”). On May 19, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Matthew Lee v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-03899. On May 20, 2020, a purported stockholder of Stemline filed a putative class action lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Michael Leon v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-03931 (the “Leon Complaint”). On May 20, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Eastern District of New York against Stemline and its directors, captioned Eric Wolfe v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-02280 (the “Wolfe Complaint”). On May 22, 2020, a purported stockholder of Stemline filed a putative class action lawsuit in the United States District Court for the District of Delaware against Stemline, Stemline’s directors, Parent, Menarini and Purchaser, captioned William Davison v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-00688 (the “Davison Complaint”). On May 26, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Trevor Goodman v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-04031 (the “Goodman Complaint”).

The complaints in the preceding paragraph allege that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (i) all of the defendants violated Section 14(e) of the Exchange Act (except for the Goodman Complaint), (ii) all of the defendants violated Section 14(d)(4) of the Exchange Act (except for the Leon and Davison Complaints) and (iii) all of Stemline’s directors violated Section 20(a) of the Exchange Act. In addition, the Johnston Complaint alleges that each of the directors violated his fiduciary duty of candor and disclosure.

On May 20, 2020, a purported stockholder of Stemline filed a putative class action lawsuit in the United States District Court for the District of Delaware against Stemline, Stemline’s directors, Parent and Purchaser, captioned Adam Franchi v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-00683 (the “Franchi Complaint”). The Franchi Complaint alleges that all of the defendants violated  Sections 14(e)  and 14(d) of the Exchange Act and Parent and each of Stemline’s directors violated Section 20(a) of the Exchange Act.

On May 26, 2020, a purported stockholder of Stemline filed a putative class action lawsuit in the Supreme Court of the State of New York, County of New York, against Stemline and its directors, captioned Ellen Levinson v. Stemline

Therapeutics, Inc., et al. (the “Levinson Complaint”). The Levinson Complaint alleges that Stemline’s directors breached their fiduciary duties of care, loyalty and good faith by, among other things, causing Stemline to enter into the Transactions as a result of an inadequate sales process, agreeing to preclusive deal mechanisms and filing a materially misleading and incomplete Schedule 14D-9. The Levinson Complaint also alleges that Stemline aided and abetted the purported breach of fiduciary duties.

Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission in the event that the Transactions have already been consummated (except for the Johnston Complaint), (iii) damages (except for the Wolfe and Franchi Complaints) and (iv) plaintiffs’ attorneys’ and experts’ fees. The defendants believe the claims asserted in each of the complaints are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2020	Stemline Therapeutics, Inc.

	By:	/s/ Kenneth Hoberman
	Name:	Kenneth Hoberman
	Title:	Chief Operating Officer